WWW.PANSOFT.COM

PANSOFT COMPANY LIMITED (NASDAQ: PSOF)

Pansoft

普联软件

Investor Presentation

May 2010

Safe Harbor Statement

This presentation may contain forward-looking statements concerning Pansoft Company Limited. The actual results may differ materially depending on a number of risk factors including, but not limited to, the following: general economic and business conditions, development, shipment, market acceptance, additional competition from existing and new competitors, changes in technology or product techniques, and various other factors beyond its control.

All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this presentation.

Equity Snapshot

NASDAQ Ticker:	PSOF
Price (05/07/10):	$6.39
Market Cap (05/07/10):	$34.8 mil
Revenues (ttm):	$11.0 mil
Net Income (ttm):	$3.4 mil
Dil. shares outstanding (02/25/10):	5.4 mil
Diluted EPS (ttm):	$0.63
P/E Ratio (ttm):	10.1 times

Investment Highlights

- **Leading** software solutions and services provider in the oil and gas industries in China
- Solid customer demand and reputable core clients including **Sinopec** and **PetroChina**
- Superior **on-demand, customized** software systems to capture market potential
- **Experienced** management team with strong software industry background
- Strong focus on technology and **customer-oriented R&D** capabilities
- Proven financial track record with **high growth potential**
- **First-hand** knowledge of demand for technological innovation to secure its leadership

Corporate Overview

- Founded in 2001
- Headquartered in Jinan, Shandong
- NASDAQ IPO in 2008
- Provides software solutions, integration and other services for the development and customization of software systems
- Total number of employees: approximately 200
- R&D and technical professionals with 8+ years of experience: 60



Corporate History

E-Business On Demand – New Solution Customized

2001	Mr. Wang and Mr. Lin founded Pansoft
2003	Obtained financing from Science and Technology Innovation Fund
2005	Phase I of the Centralized Financial, Accounting, Budget Control System implemented in PetroChina
2007	Participated in the 2007 CVCF Venture Capital Forum as Microsoft's only guest from China's software industry to be one of potential software developer partners
2007	Chairman was named as one of the "Top Ten Management Software Entrepreneurs"
2007	CEO was named one of the "Top Leaders of Software Enterprises" in Shandong Province"
2008	Phase II of the Centralized Financial, Accounting, Budget Control System fully implemented in PetroChina
2008	Successful Initial Public Offering on NASDAQ Global Markets
2009	Introduced the Centralized Financial, Accounting, Budget Control System implemented to Sinopec
2009	Signed a Solution Provider Agreement (SPA) with Microsoft China, Co., Ltd. to develop a centralized financial and accounting solution targeting large enterprises as well as growth Chinese corporations
2009	PetroChina's Centralized Accounting and Financial System (FMIS 7.0) developed by Pansoft was highly praised by Mr. Wang Jun, Vice Minister of Finance
2009	CEO was named one of the "Promoters of the China Software Industry"

Market Overview

- China software market is growing at a brisk pace, with an average annual growth rate of approximately 38% in recent years*
- Statistics from China Software Industry Association showed that 2008 China's software industry revenue was RMB 757 billion in 2008 and expects to reach RMB 900 billion in 2009 and over RMB 1 trillion in 2010
- China's ERP 2007 sales were RMB3.4 billion, accounting for approximately 1.47% of the global ERP sales based on Zikoo's 2007-2008 Chinese Software Industry Report
- China still lags behind other developed countries as its software industry accounts for less than 6% of the global software market

*China Software Industry Association

Market Segmentation in China

Company's software stage →

	Introductory	Learning	Maturity (PSOF Potential Market)
Technological Need	1. Reducing handwork 2. Improving data accuracy	1. Improving resource efficiency 2. Reducing cost 3. Improving management processes	**1. Supporting business strategies 2. Supporting new business models 3. Improving management processes**
Corresponding Services & solution	1. Financial & Accounting system 2. Warehouse management	1. Business process re-engineering 2. ERP system 3. Simple Electronic commerce	**1. Vertical industry ERP system 2. Software integration 3. Expanding on-demand 4. Internet based**
PSOF Role	Products Provider	Products & Service Provider	**IT Partner**
Reusability	100% reusable Feature + libraries Channel	60-90% reusable Schema + Templates Channel + Direct	**10-60% reusable Pattern + Practices Direct**

Competitive Landscape & Market Opportunity

- Pansoft is at a market sweet spot with great potential
- Limited market potential to offer customized products to small enterprises
- Strategically avoid high competition from producing generic products



Lower
Software Reusable Degree
Higher
Customer Service (Customized & on - demand)
Solutions
Generic Products
Domestic
Pansoft
International
IBM Service
SaaS Providers
SAP
Oracle
Highly competitive
UFIDA
KINGDEE
SME
(Enterprise Scale)
Giants

Pansoft's Business Segments

- PetroChina Corporate Division
- Sinopec Corporate Division
- Oil & Gas Subsidiaries Division

• **Largest** revenue contribution of approximately 90%

• Main segments of **current** business model

- Coal Mining Division
- Solution Development Division
- Hong Kong and International Division

• Offers **diversification** to mitigate concentration risk

• High growth potential for **future** market expansion

Each division has its own market vertical for different type of services and solutions

Competitive Advantages

Pansoft's Unique Advantages

- **Advanced technological knowledge and operational experience**
- **Seasoned and loyal R&D and technical teams with strong research capabilities**
- **Strong client base in the oil and gas industries such as PetroChina and Sinopec**

Comparative Advantages vs. Peer Companies

- **Comparative advantages versus international players**
  - Lower cost and equally or more effective
  - Familiar with China's business culture and practice
  - Strong on-site team with close client relationship to catch new ideas and problems
- **Comparative advantages versus domestic players**
  - Highly focused on customized systems and services
  - Strong oil and gas industry expertise
  - Long-term track record of cooperation with core clients

Core Technology Capabilities

"Raw" Elements	Functional Systems	Industry Experts	Customized Solutions
■ Components ■ Packages ■ Tools	■ Proprietary system platforms ■ Reusable software tools	■ Strong R&D professional team ■ Superior industrial expertise ■ Impressive business background	■ Fund & clearance management ■ Centralized financial, accounting, budget control ■ Internal control, resource planning

"Raw" Elements → Functional Systems + Industry Experts = Customized Solutions

Proprietary Product Platforms

<u>Reusable</u> Platform, Solutions and Components

Accumulated solutions and Pan series of packages, components, and integration & quick-development tools

- ✓ **PanBI**: business data analysis and storage, model building, statements processing
- ✓ **PanXI**: converts business operational data into accounting system and generates financial statements
- ✓ **PanSchema**: establishes the models for the components and to automatically generate source codes
- ✓ **Maturity Solution**: Centralized Financial and Accounting System; Fund Management System; Settlement Online System; Internal Process Control System

System Integration Sample

- Centralized Financial and Accounting System for PetroChina


Client
App. Server
Database
Information Transfer and Exchange Interface
Adapter
(SAP XI)
SAP R/3
Centralized Financial and Accounting System

Marketing Strategy

Direct Marketing
- Service Oriented -

→ **Organic system and services upgrade**

→ **Complexity progression as needed**

→ **Service package expansion and extension**

→ **Divisional cross-selling**

Channel Marketing
- Solution Oriented -

→ **Dynamics AX* using Microsoft's superior brand recognition and broad sales and distribution channels globally**

***Dynamics AX**

- Pansoft signed a Solution Provider Agreement (SPA) with Microsoft China, Co., Ltd.
- To Develop a centralized financial and accounting solution for Microsoft's Dynamics AX, a comprehensive ERP (Enterprise Resource Planning) system targeting large enterprises as well as growth Chinese corporations
- Pansoft was chosen to be the alliance partner with Microsoft given Pansoft's enormous success in developing a Centralized Financial and Accounting System for PetroChina
- The solution was highly praised by Mr. Jun Wang, China's Vice Minister of Finance and he called the system an "impressive and exciting innovation for China"

Strong Customer Base

中国石油天然气集团公司
CHINA NATIONAL PETROLEUM CORPORATION

China National Petroleum Corporation (CNPC)

中国石油天然气股份有限公司
PetroChina Company Limited

PetroChina Company Limited
SH: 601857 HK: 0857 NYSE: PTR

中国石油化工集团公司
CHINA PETROCHEMICAL CORPORATION

China Petrochemical Corporation (0386.HK)

中国石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION

China Petroleum and Chemical Corporation (NYSE: SNP)

[New map – Add Dubai]


Kazakstan
HQ
Jinan
HK

Services and Solution Development Cycle

E-Business on Demand

New Solutions Customized

On-site R&D professionals to monitor **daily** activities

Observe technology improvement and collect **feedback / requests** on upgrades

Consolidate feedback from all customers to conduct **detailed analysis**

Cost and benefit analysis on system design and platform integration

Launch **customized** services and platform to address requested needs

Market to all applicable customers to **maximize** reusability

Customized Solution Case Study

Centralized Financial, Accounting, Budget Control System for PetroChina



- PetroChina is a huge company with thousands operations spread all over the country with several layers of accounting systems
- PetroChina was not able to run its business in a unified accounting system due to its too big size and multiple operations from oil explorations to oil services
- Pansoft helped them to establish a centralized accounting system to cover all their operations and merged multi-level consolidation and reconciliation processes under Pansoft's software system
- The first accounting software of its kind in China, possibly also in the world

System Application and Company Savings

- Cover four different business segments and **15,000 users**
- Impacts more than **8,000 operational centers**
- Processes **15 million transactions** valued at **50 trillion RMB ($7.3 trillion)**
- Used by **105 regional subsidiaries**
- System saves PetroChina around **3 billion RMB ($440 mil)** annually


中国石油财务管理信息系统
WeLCOME
FMIS 7.0

Growth Strategy

- **Current project extensions and new service and solution needs within the energy industry**
  - Corporate project pipeline (solution for division verticals)
  - Untapped subsidiaries consisting of oil exploration, refinery, oil services up to 4,000-5,000 individual companies (regional offices)
  - Reusability – solutions repackaged for broader marketing efforts
- **Replicate solutions for companies in the mature stage in other Industries**
  - Industry with few large market players such as coal mining
  - Industry with companies with multiple operations – conglomerates


Horizontal Repackaging
Vertical Solutions
Oil and Gas Industry
Coal Mining Industry
Telecommunication Industry
Telecommunication Industry
Finance Industry

Growth Through M&A

- Leverage M&A to expand in other solution categories of a different industry

Financial

- Strong revenue and net income growth
- Valuation of approximately 6x P/E

Business Synergies

- Industry expertise (Finance / Telecommunications / Logistics / Tobacco / Government)

- Present market barriers to new entrants and possess customer relationships and strong pipeline

- Complementary solution platform

- International expansion

  - Hong Kong
  - North America
  - Japan

Pansoft
WWW.PANSOFT.COM

Recent Acquisitions Update

Shandong Hongao Power Technology

- Pansoft acquired 55% equity (valued approximately $2.6 million)
- Leading IT based energy-saving and pollution-reducing solution and service provider for power works with 40 large thermal power plant as customers
- Revenue and net profits during Pansoft's fiscal year of are projected to be approximately $7 million and $1.3 million, respectively
- **Main technologies and services include:** Optimized furnace coke-oven blowing and early warning system • Thermal power optimization technology with three energy saving management systems • Elastic energy-saving sealing technology • Energy-saving vacuum condensing system • Controlled pulverized coal burner • Digital coal inventory software system

Beijing ITLamp Technology Co., Ltd.

- Pansoft acquired 100% equity
- Strategy to expand business and penetrate oil field and subsidiaries of our existing clients
- Provides Pansoft with access to the oil field businesses with more enhanced solution and systems
- Pansoft can realize quick operation integration to monetize synergy as well as seize larger business opportunities with existing client of ITLamp

Strong Management Team

Hugh Wang – Chairman

- Hugh has more than 30 years of experiences in the software industry. He was Senior Vice President and one of the chief engineers of Inspur Group. Hugh is an adjunct professor of enterprise internal process control models, data models and ERP systems at Shandong University. He holds a BS degree in computer science from Shandong University and a MS degree in computer science and engineering from Tsing Hua University.

Guoqiang Lin – Chief Executive Officer

- Guoqiang co-founded Pansoft in 2001. Prior to Pansoft, Mr. Lin was the Vice President of Inspur Group from 1990-2001. While at Inspur Software, Mr. Lin developed "Guoqiang Finance," an ERP software system for Chinese businesses. Mr. Lin holds a bachelor's degree in computer science from Shandong Normal University.

Allen Zhang – Chief Financial Officer

- Allen joined Pansoft in 2008 with more than 10 years of management experience in multinational corporations including several senior positions at Westlake International and Beijing Skill Technology Company. Mr. Zhang has a bachelor's degree in Economics from the People's University of China and a master's degree in Agricultural and Applied Economics from the University of Minnesota.

Tingbing Zhang – Vice President, Large Client Accounts

- Tingbing joined Pansoft as the a Vice President for Large Corporate Accounts. Tingbing has been working on the service and system development for PetroChina and was in charge of the Financial Management and Integration Systems. Tingbing is also leading the development the Online Settlement System for Shengli Oli Field Co., one of the subsidiaries PetroChina. Tingbing is currently pursuing the Master Degree of Software Engineering from Shandong University.

Experienced Board Members

Tony C. Luh

- Mr. Luh has founded and served as a managing director of DragonVenture, Inc. In addition, since 2005, Mr. Luh has also served as a managing director of DFJ DragonFund China, a $100 million China-focused early stage venture capital fund. From 1997 to 1999, Mr. Luh held various executive positions for Infowave Communications, an early-stage first-generation Chinese Internet company. Mr. Luh received a bachelor's degree in mass communication broadcasting from Washington State University and a master's degree in computer science from the University of Texas at Austin.

Samuel Shen

- Mr. Shen **is the General Manager of Strategic Partnership Group (SPG) for Microsoft Asia Pacific R&D and a member of the company's Greater China Region senior leadership team, where he oversees the engineering ecosystem efforts and is responsible for Microsoft's long-term technology partnership strategy for Asia Pacific. Shen also directs the company's software outsourcing business to China and held many senior positions in both business and technical routes. He** was the Senior Director of Microsoft Windows Server System Global Engineering Group 2004 through 2005, . Mr. Shen received a bachelor's and a master's degree in computer science from the University of California, Santa Barbara.

Paul Gillis

- Mr. Gillis currently serves as Visiting Professor of Accounting at Peking University where he has taught financial accounting and taxation courses since 2007. Mr. Gillis was a Partner in PricewaterhouseCoopers starting in 1988. He has been based in China since 1997 and served as the Asia-Pacific tax managing partner and a member of the China executive board of Pricewaterhouse Coopers. Mr. Gillis received a bachelor's degree in accounting from Western State College, a master's degree in accounting from Colorado State University and is currently a PhD candidate at Macquarie Graduate School of Management. He is a CPA in the United States.

Strong Financial Performance



Revenue ($M)
$9.0
$6.0
$3.0
-
$5.0
$8.5
$1.4
$2.3
Fiscal 2008
Fiscal 2009
Q3 2009
Q3 2010



Net Income ($M)
$3.0
$2.0
$1.0
-
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Fiscal 2008
Fiscal 2009
Q3 2009
Q3 2010
Net Income
Net Margin



Gross Profit ($M)
$5.0
$4.0
$3.0
$2.0
$1.0
-
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Fiscal 2008
Fiscal 2009
Q3 2009
Q3 2010
Gross Profit
Gross Margin

Pansoft
WWW.PANSOFT.COM

Strong balance sheet

Balance Sheet	
$ in millions	March 31, 2009
Cash & Cash Equivalents	$13.5
Current Assets	20.6
Total Assets	$21.3
Current Liability	$1.9
Shareholders Equity	19.4
Total Liabilities & Equity	$21.3

Investment Highlights

- **Undervalued** comparable to peers
- **Fast** growing economy and high growth industry
- **Proven** track record of annual growth of 30%+ for the past three to five years
- **Strong** financial position with ample of cash on balance sheet
- **High market potential** in high-end technological innovation

Contact Information

Pansoft Company Limited

Allen Zhang, Chief Financial Officer

Phone: +86 (0)531 8887-1159

Email: allen.zhang@pansoft.com

CCG Investor Relations

Crocker Coulson, President

Phone: +1 (646) 213-1915

Email: crocker.coulson@ccgir.com

Legal Counsel

Morgan, Lewis & Bockius

Auditor

AGCA CPA Limited

Appendix - Terminology

J2EE: platform for server programming in the Java programming language

Websphere: designed to set up, operate and integrate electronic business applications across multiple computing platforms, using Java-based Web technologies

Weblogic: owned by Oracle Corporation, consists of a JavaEE platform product family

SAP R/3: former name of the main enterprise resource planning software produced by SAP AG. It is an enterprise-wide information system designed to coordinate all the resources, information, and activities needed to complete business processes such as order fulfillment or billing

SAP XI: SAP's enterprise application integration (EAI) software, a component of the NetWeaver product group used to facilitate the exchange of information among a company's internal software and systems

IDOC: an SAP format for transferring the data for a business transaction

UnionPay: association for China's banking card industry and the only interbank network in China excluding Hong Kong, Macau and Taiwan, linking the ATMs of some fourteen major banks and many more smaller banks throughout China.

PanBI: A platform for business data analysis, model building, statements processing and data storage, serving to improve business decision efficiency based on built-in function of data collection and mining to support analysis

PanXI: Database management platform which converts business operational data into accounting system and generates financial statements

PanSchema:provides SOA (Service Oriented Architecture) framework, ESB (Enterprise Service Bus) and SCA/SDO based components

WWW.PANSOFT.COM

PANSOFT COMPANY LIMITED (NASDAQ: PSOF)

Pansoft

普联软件

Investor Presentation

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